April 26, 2016
FOLEY & LARDNER LLP
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WISCONSIN  53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
104575-0105

Via Edgar

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:  Clover Partners, L.P. – Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of Clover Partners, L.P., MHC Mutual Conversion Fund, L.P., Clover Instemtnes, L.L.C., Johnny Guerry and Terrell T. Philen, Jr. (the “Reporting Parties”), we are transmitting for filing pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, the Reporting Parties’ preliminary proxy statement and form of WHITE proxy card (under the cover page required by Rule 14a-6(m) and Schedule 14A) for use in conjunction with the annual meeting of stockholders for Financial Institutions, Inc.  The annual meeting has been set for June 3, 2016.

If you have any questions or comments regarding this filing, please call Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter. D. Fetzer

Peter D. Fetzer

Attachments

cc:	Johnny Guerry

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.